SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 11)*

BK TECHNOLOGIES, INC.

(Name of Issuer)

Common Stock, par value $0.60 per share

(Title of Class of Securities)

759525108

(CUSIP Number)

D. Kyle Cerminara

Fundamental Global Investors, LLC

4201 Congress Street, Suite 140

Charlotte, North Carolina 28209

(704) 323-6851

With a copy to:

 Derek D. Bork

Thompson Hine LLP

3900 Key Center

127 Public Square

Cleveland, Ohio 44114

(216) 566-5500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 9, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

 *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 759525108	13D	Page 2 of 15 Pages

1	NAME OF REPORTING PERSON Fundamental Global Investors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION North Carolina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,025,374
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,865,888
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 4,865,888
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 759525108	13D	Page 3 of 15 Pages

1	NAME OF REPORTING PERSON Fundamental Global Partners Master Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,137,886
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,137,886
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 1,137,886
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.4%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 759525108	13D	Page 4 of 15 Pages

1	NAME OF REPORTING PERSON Fundamental Global Holdings, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,083,875
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,083,875
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 1,083,875
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 759525108	13D	Page 5 of 15 Pages

1	NAME OF REPORTING PERSON FGI Global Asset Allocation Master Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 106,383
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 106,383
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 106,383
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 759525108	13D	Page 6 of 15 Pages

1	NAME OF REPORTING PERSON Fundamental Activist Fund I, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 697,230
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 697,230
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 697,230
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 759525108	13D	Page 7 of 15 Pages

1	NAME OF REPORTING PERSON Ballantyne Strong, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 759525108	13D	Page 8 of 15 Pages

1	NAME OF REPORTING PERSON CWA Asset Management Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION FL
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,840,514*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 1,840,514*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.6%
14	TYPE OF REPORTING PERSON OO

*Includes 817,131 shares held by CWA for Mr. Moglia’s accounts.

CUSIP No. 759525108	13D	Page 9 of 15 Pages

1	NAME OF REPORTING PERSON Joseph H. Moglia
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF; AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 817,131*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 817,131*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 817,131*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%
14	TYPE OF REPORTING PERSON IN

*Mr. Moglia’s shares are held in CWA accounts.

CUSIP No. 759525108	13D	Page 10 of 15 Pages

1	NAME OF REPORTING PERSON D. Kyle Cerminara
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF; AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,479
	8	SHARED VOTING POWER 3,025,374
	9	SOLE DISPOSITIVE POWER 26,021*
	10	SHARED DISPOSITIVE POWER 4,865,888
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 4,891,909
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.2%
14	TYPE OF REPORTING PERSON IN

*Includes stock options to purchase 10,000 shares of Common Stock, 5,479 restricted stock units granted on June 4, 2018, which vest in full 12 months after the grant date, subject to continuous service as a director of the Company, and 5,063 restricted stock units granted on September 6, 2018, which vest in 20% equal annual installments over five years, subject to continuous service as a director of the Company. Each restricted stock unit represents a contingent right to receive one share of Common Stock.

CUSIP No. 759525108	13D	Page 11 of 15 Pages

1	NAME OF REPORTING PERSON Lewis M. Johnson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF; AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,479
	8	SHARED VOTING POWER 3,025,374
	9	SOLE DISPOSITIVE POWER 21,021*
	10	SHARED DISPOSITIVE POWER 4,865,888
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 4,886,909
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.2%
14	TYPE OF REPORTING PERSON IN

*Includes stock options to purchase 5,000 shares of Common Stock, 5,479 restricted stock units granted on June 4, 2018, which vest in full 12 months after the grant date, subject to continuous service as a director of the Company, and 5,063 restricted stock units granted on September 6, 2018, which vest in 20% equal annual installments over five years, subject to continuous service as a director of the Company. Each restricted stock unit represents a contingent right to receive one share of Common Stock.

CUSIP No. 759525108	13D	Page 12 of 15 Pages

This Amendment No. 11 to Statement of Beneficial Ownership on Schedule 13D (this “Amendment No. 11”) amends the Statement of Beneficial Ownership on Schedule 13D filed by the Reporting Persons on September 3, 2014, as amended (the “Schedule 13D” or this “Statement”), with respect to the Common Stock, par value $0.60 per share (the “Common Stock”), of BK Technologies, Inc., a Nevada corporation (the “Company”). Capitalized terms used but not defined in this Amendment No. 11 shall have the meanings set forth in the Schedule 13D. Except as amended and supplemented by this Amendment No. 11, the Schedule 13D remains unchanged.

Item 3. Source and Amount of Funds or Other Consideration.

The total cost for purchasing the Common Stock reported as owned by the Reporting Persons, including brokerage commissions, was approximately as follows: FAFI, $2,752,180; FGPM, $4,867,549; FGHP, $5,023,775; FGGM, $501,064; and Mr. Moglia, $3,150,818. The source of these funds was working capital or personal funds, as applicable. The total cost for purchases by CWA’s customers reported in this Amendment No. 11 (excluding the shares in Mr. Moglia’s CWA accounts) was approximately $4,570,734. The source of funds for the shares of Common Stock acquired for the accounts of CWA’s customers were funds of such customers. 4,696 shares of the shares of Common Stock reported as owned by FAFI were acquired as a result of investor contributions.

Item 5. Interest in Securities of the Issuer.

(a) The Reporting Persons beneficially own in the aggregate 4,912,930 shares of Common Stock, which represents approximately 36.3% of the Company’s outstanding shares of Common Stock.

Each of FGPM, FGHP, FGGM and FAFI directly holds the number and percentage of shares of Common Stock disclosed as beneficially owned by it in the applicable table set forth on the cover page to this Statement. CWA holds for its customer accounts the number and percentage of shares of Common Stock disclosed as beneficially owned by it in the applicable table set forth on the cover page to this Statement; CWA has the power to direct the disposition of the shares of Common Stock held in its customer accounts while CWA’s customers retain the power to direct the voting of the shares of Common Stock held in their respective accounts. Each of Messrs. Cerminara and Johnson directly hold the number and percentage of shares of Common Stock disclosed as solely beneficially owned by him in the applicable table set forth on the cover page to this Statement. The percentage of shares of Common Stock disclosed as beneficially owned by Mr. Moglia in the applicable table set forth on the cover page to this Statement are held in CWA customer accounts for Mr. Moglia, his trusts and The Moglia Family Foundation. None of the other Reporting Persons hold any of the shares of Common Stock disclosed in this Statement, except as described below. Blaine Ferguson and Bill Beynon, managers of CWA (together with Messrs. Cerminara and Johnson), hold 440 and 6,410 shares of Common Stock, respectively, as customers of CWA, which are included in the number of shares of Common Stock reported in this Statement as beneficially held by CWA.

Each percentage ownership of shares of Common Stock set forth in this Statement is based on the 13,505,535 shares of Common Stock reported by the Company as outstanding as of July 24, 2018 in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 1, 2018.

Fundamental Global Investors, LLC may be deemed to beneficially own the shares of Common Stock disclosed as directly owned by FGPM, FGHP, FGGM and FAFI. FGI Funds Management, LLC, as the investment manager to FGPM, FGHP, FGGM and FAFI (as the relying advisor to Fundamental Global Investors LLC), may be deemed to beneficially own the shares of Common Stock disclosed as directly owned by FGPM, FGHP, FGGM and FAFI. As principals of FGI Funds Management, LLC, Messrs. Cerminara and Johnson may be deemed to beneficially own the shares of Common Stock disclosed as directly owned by FGPM, FGHP, FGGM and FAFI. As principals of Fundamental Global Investors, LLC, Messrs. Moglia, Cerminara and Johnson may be deemed to beneficially own the shares of Common Stock disclosed as directly owned by FGPM, FGHP, FGGM and FAFI. Each of Messrs. Moglia, Cerminara and Johnson expressly disclaim such beneficial ownership.

(c) On September 9, 2018, FAFI purchased 692,534 shares of Common Stock from BTN, at a purchase price of $3.95 per share, for an aggregate purchase price of approximately $2,735,509, and CWA purchased 454,553 shares from BTN for Mr. Moglia, his trusts and The Moglia Family Foundation, at a purchase price of $3.95 per share, for an aggregate purchase price of approximately $1,795,484, pursuant to the letter agreement filed as Exhibit 99.1 to this Statement.

CUSIP No. 759525108	13D	Page 13 of 15 Pages

(e) As of September 9, 2018, BTN no longer holds any securities of the Company. As of January 1, 2018, FGPP no longer holds any securities of the Company.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 5(c) above is incorporated herein by reference.

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Amendment No. 11, which agreement is set forth on the signature page to this Statement.

Item 7. Material to Be Filed as Exhibits.

99.1	Letter Agreement, dated September 9, 2018, by and between the Company, as Seller, and Fundamental Global Investors, LLC, as Purchaser, incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K filed with the Securities and Exchange Commission on September 12, 2018.

CUSIP No. 759525108	13D	Page 14 of 15 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of this Statement on Schedule 13D with respect to the Common Stock of the Company.

Dated: September 13, 2018

FUNDAMENTAL GLOBAL INVESTORS, LLC

/s/ D. Kyle Cerminara

D. Kyle Cerminara

Chief Executive Officer, Partner and Manager

FUNDAMENTAL GLOBAL PARTNERS MASTER FUND, LP,

by FG Partners GP, LLC, its general partner

/s/ D. Kyle Cerminara

D. Kyle Cerminara

Manager

FUNDAMENTAL GLOBAL HOLDINGS, LP,
by FGI Holdings GP, LLC, its general partner

/s/ D. Kyle Cerminara

D. Kyle Cerminara

Manager

FGI GLOBAL ASSET ALLOCATION MASTER FUND, LP,

by FGI Global Asset Allocation GP, LLC, its general partner

/s/ D. Kyle Cerminara

D. Kyle Cerminara

Manager

FUNDAMENTAL ACTIVIST FUND I, LP,

by Fundamental Activist Fund I GP, LLC, its general partner

/s/ D. Kyle Cerminara

D. Kyle Cerminara

Manager

FGI FUNDS MANAGEMENT, LLC

/s/ D. Kyle Cerminara

D. Kyle Cerminara

Manager

CUSIP No. 759525108	13D	Page 15 of 15 Pages

BALLANTYNE STRONG, INC.

/s/ D. Kyle Cerminara

D. Kyle Cerminara

Chief Executive Officer

CWA ASSET MANAGEMENT GROUP, LLC

/s/ D. Kyle Cerminara

D. Kyle Cerminara

Co-Chief Investment Officer

/s/ D. Kyle Cerminara

D. KYLE CERMINARA

/s/ Lewis M. Johnson

LEWIS M. JOHNSON

/s/ Joseph H. Moglia

JOSEPH H. MOGLIA